UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14F-1

Information Statement

Pursuant to Section 14(f) of the

Securities Exchange Act of 1934

and Rule 14f-1 Promulgated Thereunder

INBIT CORP.
(Exact name of registrant as specified in its charter)

Nevada	333-209497	35-2517466
(State or Other Jurisdiction of	(Commission	(I.R.S. Employer
Incorporation or Organization)	File Number)	Identification No.)

Av. Amazonas N41-125 Y Isla Baltra, Quito, Ecuador
(Address of Principal Executive Offices) (Zip Code)

702-899-0259

(Registrant’s telephone number, including area code)

Nevada

(State or other jurisdiction of Incorporation or Organization)

October 31, 2016

INFORMATION STATEMENT

(Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder)

THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.

INTRODUCTION

This Information Statement is being mailed on or about November 1, 2016 to holders of record at the close of business on October 31, 2016 (the “ Record Date ”), of shares of common stock, par value $0.001 per share (the “ Common Stock ”), of Inbit Corp., a Nevada corporation (the “ Company ”), in connection with the change of control of and composition of the Board of Directors of the Company (the “ Board ”). The change of control is the result of the sale of a majority of the issued and outstanding Common Stock by the holder thereof which sale was consummated on October 26, 2016 (the “ Closing Date ”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “ Exchange Act ”) and Rule 14f-1 thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s security-holders.

No action is required by the Company’s stockholders in connection with this Information Statement. Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to the Company’s stockholders of record of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders). This Information Statement will be first mailed to the Company’s stockholders of record on or about November 1, 2016.

CHANGE OF CONTROL

You are not required to vote on either the change of control or the addition of directors and your vote is not requested. Normally, the election of directors requires a vote of the holders of Common Stock entitled to vote. In this case, on the Closing Date Mr. Viktor Zeziulia, appointed Tan Chee Hong, Choy Cheng Choong, Loke Yeu Loong, Teo Joo Meng and Zadey Che Wan Bin Abdullah Fadzil to the Board of Directors. Mr. Zeziulia has also agreed to resign as a director ten (10) days after this Information Statement is mailed to shareholders, which will leave the aforementioned five (5) Directors of the Company. Under the Company’s bylaws, no vote of stockholders of the Company is required to effectuate the appointment of a new director to fill a vacant seat, or for the change in the composition of the board in the manner described herein.

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On the Closing Date, Mr. Zeziulia, the holder of an aggregate of 5,000,000 shares of Common Stock of the Company, representing approximately 79.37% of the issued and outstanding shares of Common Stock of the Company as of the Closing Date, sold 5,000,000 of his shares of Common Stock to Nine (9) purchasers shown in the table below, each of whom now beneficially owns greater than 5% of the Company’s issued and outstanding shares of Common Stock (the “Purchasers”). As a result of the foregoing transactions on the Closing Date, The Purchasers own Common Stock representing approximately 79.37% of the issued and outstanding shares of Common Stock

CHANGES TO THE BOARD OF DIRECTORS

Mr. Zeziulia, the President, Chief Executive Officer, and Chief Financial Officer and Chairman of the Board of Directors of the Company, submitted his resignation from all executive officer positions with the Company, and his membership on the Board, which resignation shall become effective at the close of business on the 10 th day following the mailing of this Information Statement to the stockholders of the Company (the “ Effective Date ”). Tan Chee Hong was appointed to the Board of Directors, and appointed as President, Chief Executive Officer, interim Secretary, Treasurer, and Chief Financial Officer and Chairman of the Board, effective upon the Closing Date.

DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS

AND CONTROL PERSONS

On the Closing Date, Mr. Zeziulia resigned all officer positions with the Company and resigned as Chairman of the Board (but remained a Board member). Mr. Zeziulia also resigned as a director of the Company, provided that his resignation is subject to and not effective until the close of business on the 10th day after the Company distributes an information statement to its shareholders in accordance with SEC Rule 14f-1. The Company did not have any committees, and therefore Mr. Zeziulia never served on any committees. Mr. Zeziulia did not resign as a result of any disagreement with the Company. Mr. Tan Chee Hong was appointed Chairman of the Board, and the Board appointed the following officers and directors:

To the best of the Company’s knowledge, except as set forth below, the incoming directors have not been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). The names of the Company’s officers and directors as of the Record Date, as well as certain information about them, are set forth below:

Name	Age	Position(s)
Tan Chee Hong	46	CEO, Secretary, Director, Chairman
Choy Cheng Choong	55	CFO, Treasurer, Director
Loke Yeu Loong	52	President, Director
Teo Joo Meng	55	Director
Zadey Che Wan Bin Abdullah Fadzil	38	Director

Tan Chee Hong - Chief Executive Officer, Secretary, Chairman of the Board , Director,

Mr. Tan Chee Hong graduated from University of Science Malaysia with a Bachelor of Science degree in Business Management. In addition, he obtained his MBA from University of Portsmouth, UK in 1998. He is a Secretary General in Malaysia Bird’s Nest Upstream and Downstream Industry Association. Also, he is the advisor for Youth Entrepreneurs Society, the University Nottingham Malaysia.

From 1994 to 2003, Mr. Tan has 11 years of experience with one of the leading Japanese conglomerate company, Nagase & Co Ltd, for corporate and strategic planning, regional business development in Asia Pacific and held key executive positions in managing cross border business and had served in various overseas portfolios in Tokyo, Shanghai and Singapore. From 2003 to 2005, he was the CEO of Lexxus Biotech (M) Sdn Bhd, the subsidiary company of DTH Corporation, being one of the first bioinformatics company in the country, frontier in project management with local research & development institutions. With vast experience in international trade for industrial business of specialty chemicals, electronics, semiconductor, engineering plastics, healthcare medical and biotechnology, he has forged key technical alliance with foreign biotechnology company to manage and lead the Malaysian research and development operations for pharmaceuticals industry. Currently, he is the Executive Director of Swiftlet Eco Park Holdings Sdn Bhd since 2009. Since 2009, he is also the Group Executive Director and Chief Executive Officer for Swiftlet Eco Park Berhad, RBN Global Berhad, Royal Bird’s Nest Sdn Bhd, RBN Aesthetic Wellness Sdn Bhd, the members of Swiftlet Eco Park Group of Companies, leads and manages the global business growth and cross border business development of the Group.

Mr. Tan’s experience in leadership and business development as well as his academic background, has led the Board of Director to reach the conclusion that he should serve as a Director and Chief Executive Officer of the Company. On October 26, 2016, Mr. Tan was appointed as the Chief Executive Officer and Director of the Company.

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Choy Cheng Choong - Chief Financial Officer, Treasurer, Director

Mr Choy Cheng Choong obtained his professional accounting qualification from the Chartered Institute of Management Accountants (CIMA) in United Kingdom in 1992. He is a Fellow Member of the CIMA, the highest grade of membership that a professional can achieve.

From May 1989 to September 1995, Mr. Choy joined Pico International (M) Sdn Bhd as Group Finance & Administration Manager where he is overall responsible for Pico Group of Companies finance and administrative functions with annual turnover of about RM40 million. Since 2009, Mr Choy serves as a Director in Swiftlet Eco Park Holdings Sdn Bhd.

Mr. Choy’s financial background and his professional qualification as well as his business experience, has led the Board of Director to reach the conclusion that he should serve as a Director and Chief Financial Officer of the Company. On October 26, 2016, Mr. Choy was appointed as the Chief Financial Officer of the Company.

Loke Yeu Loong - President, Director

Mr. Loke Yeu Loong joined Naga Sakti Sdn Bhd as Operations Manager in 1986, responsible for all the sales, marketing and administration activities. Naga Sakti Sdn Bhd is a joint venture between Sg Gadut Development Sdn Bhd and Blue Circle Group U.K one of the world's largest manufacturer of allied building products. In 1990, Mr. Loke joined MBF Property Services as Senior Manager responsible for property development projects in Penang and the Klang Valley. He was subsequently posted to Johor as Head of Sales & Marketing for the southern region. He has managed over twenty property development projects and oversee the Sales & Marketing team. From 1995 to 2004, he was appointed as the Chief Operating Officer and Executive Director of DTH Corporation Group of Company. His responsibility is to oversee and lead the operation of the organization, business development and cross border development. Since 2009, Mr. Loke was appointed as the Group Managing Director of Swiftlet Eco Park Group of Companies and Bio Perak Sdn Bhd. Bio Perak Sdn Bhd is a joint venture company with the Perak State Development Corporation and it acts as the Promoter of Biotechnology Industry for The State Government of Perak. His responsibility as Managing Director is to oversee the management team and direct the activities and productivity of the entire group.

Mr. Loke is a member of the Working Group on Good Animal Husbandry Practice (GAHP) for Edible-Nest Swiftlet Ranching, with SIRIM Berhad, assisting in the formulation of industrial standard, for the Industry Standards Committee (ISC). He has also attended Swiftlet Ranching Industry Workshop organized by Department of Veterinary Services, Ministry of Agriculture & Agro-Based Industry Malaysia, by setting up of guidelines of Swiftlet Ranching Industry for Malaysia.

Mr. Loke’s experience in business and corporate management, has led the Board of Director to reach the conclusion that he should serve as a Director of the Company. On October 26, 2016, Mr. Loke was appointed as the Director of the Company.

Teo Joo Meng - Director

Mr. Teo Joo Meng, obtained his Master in Business Management (MBA) from the Shu-Te University of Taiwan in 2010.

Mr. Teo serves as a Non-Executive Director of Swiftlet Eco Park Holdings Sdn Bhd. He has been engaged in research, training and manufacturing for his passion in cosmetic and skin care industry for more than 20 years of experience. He has had also held various senior management, clinical and research appointments in various niche healthcare sectors over the past several years, in Malaysia and abroad. He is instrumental in establishing the fundamental requirement and design the framework of the set up of aesthetic wellness business in the Group.

Mr. Teo’s experience in cosmetic and skin care industry has led the Board of Director to reach the conclusion that he should serve as a Director of the Company. On October 26, 2016, Mr. Teo was appointed as the Director of the Company.

Zadey Che Wan Bin Abdullah Fadzil - Director

Mr. Zadey Che Wan Bin Abdullah Fadzil, completed his diploma in Architectural Technology with Lim Kong Wing Institute of Creative Technology in year 1999. In 2003, he obtained his degree in Information Technology from Help Institute Kuala Lumpur.

In year 2004, Mr. Zadey Che Wan Bin Abdullah Fadzil was the head of customer service, sales & marketing department of Mango Dot Net Sdn Bhd, a broadband service company. His main responsibility is overseeing and leading the customer service department and sales & marketing department. Since year 2006, he serves as an executive director in Perak Communication Technology Sdn Bhd and Perak Integrated Networking Services Sdn Bhd. He is responsible for establishing excellent rapport with the State Government officers, Local Authority officers, Telcos officers and External Technical Agency officers to smoothen and to complete the whole operations of submission, permitting and legalization process and carry out the functions as a “One Stop Centre” and facilitator for the compliance submission for location and construction of new Infrastructures on behalf of the State Government and telecommunication providers with other state agencies or other relevant authorities. In 2016, he serves as a director in Swiftlet Eco Park Bhd. His responsibility is to oversee and manage the business operation of the company.

Mr. Zadey Che Wan Bin Abdullah Fadzil’s experience in management and marketing has led the Board of Director to reach the conclusion that he should serve as a Director of the Company. On October 26, 2016, Mr. Zadey Che Wan Bin Abdullah Fadzil was appointed as the Director of the Company.

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Involvement in Certain Legal Proceedings .

To the best knowledge of the Company, no officer, director or 5% or greater shareholder of the Company has, during the last five years: (i) been convicted in or is currently subject to a pending criminal proceeding; (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to any federal or state securities or banking laws including, without limitation, in any way limiting involvement in any business activity, or finding any violation with respect to such law, nor (iii) has any bankruptcy petition been filed by or against the business of which such person was an executive officer or a general partner, whether at the time of the bankruptcy of for the two years prior thereto.

Board Committees

We have not established any committees, such as an Audit Committee, a Compensation Committee or a Nominating Committee, or any committee performing a similar function. The functions of those committees are being undertaken by the Board as a whole.

Director Independence

The Board does not believe that any of the members of the Board, whether prior or subsequent to the Effective Date, qualify as independent under the rules of any of the national securities exchanges.

DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 75,000,000 shares of Common Stock, par value $0.001 per share, of which there were 6,300,000 shares of Common Stock. No shares of preferred Stock outstanding as of the Record Date.

Common Stock

Holders of Common Stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of Common Stock do not have cumulative voting rights. Holders of Common Stock are entitled to share in all dividends that the Board, in its discretion, declares from legally available funds. In the event of our liquidation, dissolution or winding up, subject to the preferences of any shares of our preferred stock which may then be outstanding, each outstanding share entitles its holder to participate in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock.

Holders of Common Stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions for the common stock. The rights of the holders of Common Stock are subject to any rights that may be fixed for holders of preferred stock, when and if any preferred stock is authorized and issued. All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and non-assessable.

Preferred stock

Our Board, without further stockholder approval, may issue preferred stock in one or more series from time to time and fix or alter the designations, relative rights, priorities, preferences, qualifications, limitations and restrictions of the shares of each series. The rights, preferences, limitations and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. Our Board may authorize the issuance of preferred stock, which ranks senior to our common stock for the payment of dividends and the distribution of assets on liquidation. In addition, our Board can fix limitations and restrictions, if any, upon the payment of dividends on our common stock to be effective while any shares of preferred stock are outstanding.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT

The following table sets forth, as of the Record Date, October 31, 2016, certain information regarding the beneficial ownership of the shares of Common Stock by: (i) each person who, to the Company’s knowledge, beneficially owns 5% or more of the shares of Common Stock and (ii) each of the Company’s directors and “named executive officers.” As of the October 31, 2016, there were 6,300,000 shares of Common Stock issued and outstanding.

Title of class	Name and address of beneficial owner and nature of beneficial ownership	Amount		Percent of class

	Officers and Directors

Common	Viktor Zeziulia, Departing CEO and Departing Director	0	*	*0%
	AV. Amazonas N41-125 Y Isla Baltra, Quito, EC

Common	Tan Chee Hong, CEO and Director	500,000		7.9%
	229-A Kg Lapan, Bacang, 75200 Melaka, Malaysia

Common	Choy Cheng Choong, CFO and Director	500,000		7.9%
	26, Jalan Sri Hartamas 12, Sri Hartamas, 50480 Kuala Lumpur, Malaysia

Common	Loke Yeu Loong, President, Director	1,500,000	(1)	23.8%
	No. 15 Jalan 1/142, Taman Orkid Desa, 56000 Kuala Lampur, Malaysia

Common	Teo Joo Meng, Director	500,000		7.9%
	1, Jalan Kuning Muda 6, Taman Pelangi, 80400 Johor Bahru, Malaysia

Common	Zadey Che Wan Bin Abdullah Fadzil, Director	1,500,000	(2)	23.8%
	1, Lorong Bayu Nyaman A, Country Heights, 43000 Kajang, Selangor, Malaysia
	Total Officers and Directors	4,500,000		71.3%

Common	Fatimah Binti Abdillah	500,000		7.9%
	Istana Al-Muktafi Billah, 20400 Kuala Terengganu, Malaysia

	Total Other Shares	500,000		7.9%

______________

*	Viktor Zeziulia sold all of his 5,000,000 shares of the Company’s Common Stock, effective October 26, 2016, and now owns 0%.
(1)

 Mr. Loke Yeu Loong’s 1,500,000 shares include 500,000 held in his own name, plus an additional 1,000,000 shares held in the name of Grade Competence Sdn Bhd, an entity beneficially owned and controlled by Mr. Loke Yeu Loong and his wife, Liau Kuan Mee.

(2)

Zadey Che Wan Bin Abdullah Fadzil’s, 1,500,000 shares include 500,000 held in his own name, and an additional 500,000 shares held in the name of his father, Abdullah Fadzil Bin Che Wan, who lives in the same household,, and an additional 500,000 shares held in the name of Abdullah Fadzil Che Wan Holdings Sdn Bhd, an entity beneficially owned and controlled by Mr. Abdullah Fadzil Bin Che Wan and his wives.

The above table reflects share ownership as of the Record Date, and after giving effect to the transactions that took place on the Closing Date. Each share of Common Stock has one vote per share on all matters submitted to a vote of our shareholders. We have no preferred stock issued and outstanding.

LEGAL PROCEEDINGS

To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

COMPENSATION OF DIRECTORS

The Company has not paid compensation to its members of the Board for serving as such. The Board may in the future decide to award the members of the Board cash or stock based consideration for their services to the Company, which awards, if granted shall be in the sole determination of the Board.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Nevada require approval of the any transaction referred to herein. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INBIT CORP.

Date: October 31, 2016

By:	/s/ Tan Chee Hong
Tan Chee Hong, Chief Executive Officer

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